June 10, 2010

Daniel T. Groomes
World Financial Network National Bank
3100 Eastern Square Place
Columbus, OH 43219

**Re:     WFN Credit Company, LLC**
**Amendment No. 1 to the Registration Statement on Form S-3**
**Filed May 21, 2010**
**File No. 333-166240**

Dear Mr. Groomes:

We have reviewed your response to our letter dated May 12, 2010 and have the following additional comments.  Please note that page references refer to the marked version of your document provided by counsel.

Base Prospectus

Paired Series, page 69

1.  We note your response to our prior comment 4.  Please revise the use of proceeds discussion on page 55 for consistency.

2.  Please revise here to clarify that in no event will the amount of the prefunding account exceed 50% of the aggregate amount of the principal balance of the receivables for that series.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,


Amanda Ravitz
Legal Branch Chief


cc:     Via facsimile (312) 706-8328
        Julie A. Gillespie, Esq.
        Mayer Brown LLP